Form 40-F
YAMANA GOLD INC
filed 2004-07-09
CIK 1264089

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: February 29, 2004	Commission File Number: 001-31880

_________________

Yamana Gold Inc.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177, USA
(212) 415-9200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	150 York Street, Suite 1902 Toronto, Ontario M5H 3S5, Canada (416) 815-0220 (Address and telephone number of registrant's principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, No par value Common Share Purchase Warrants	Name of Each Exchange On Which Registered: American Stock Exchange, Toronto Stock Exchange American Stock Exchange, Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class: Common Shares, No par value	Outstanding at February 29, 2004: 95,060,749

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
     [  ]  Yes            [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      [X]  Yes            [  ]  No

UNDERTAKINGS

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONTROLS AND PROCEDURES

        The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of February 29, 2004 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

AUDIT COMMITTEE FINANCIAL EXPERT

        Victor Bradley serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Bradley satisfies the criteria for a audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Bradley as an audit committee financial expert does not make Mr. Bradley an “expert” for any purpose, impose any duties, obligations or liability on Mr. Bradley that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of Registrant’s code of ethics is available without charge, upon request made to the Treasurer at 150 York Street, Suite 1902, Toronto, Ontario M5H 3S5, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees payable to the Registrant’s independent auditor, Deloitte & Touche LLP, for the years ended February 29, 2004, and February 28, 2003, totaled Cdn. $433,630 and Cdn. $59,500, respectively, as detailed in the following table:

	Year ended February 29, 2004	Year ended February 28, 2003
Audit Fees	Cdn. $406,930	Cdn. $59,500
Audit Related Fees	Cdn. $26,700	--
Tax Fees	--	--
All Other Fees	--	--
TOTAL	Cdn. $433,630	Cdn. $59,500

Audit Fees

        These audit fees were for professional services rendered for the audits of the Registrant’s consolidated financial statements, review of interim financial statements included in the Registrant’s quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Commission and Canadian securities regulatory authorities.

Audit-Related Fees

        These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included internal control reviews, transaction due diligence and other services related to acquisitions and dispositions.

Tax Fees

        None.

All Other Fees

        None.

Pre-Approval Policies and Procedures

        The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant’s management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended February 29, 2004, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.

OFF-BALANCE SHEET ARRANGEMENTS

        None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The Registrant has entered into an operating lease commitment for premises requiring future minimum annual lease payments of:

(U.S. $)
2004 (10 months)	$ 52,400
2005	62,900
2006	62,900
2007	62,900
2008	62,900
Total minimum payments required	$304,000

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

YAMANA GOLD INC. /s/ Peter Marrone Peter Marrone President and Chief Executive Officer

Date: July 6, 2004

EXHIBIT INDEX

        The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

99.1	Annual Information Form for the year ended February 29, 2004

99.2	Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of February 29, 2004 and February 28, 2003 and for each of the years ended February 29, 2004, February 28, 2003 and February 28, 2002 together with the report of the independent registered chartered accountants thereon, including a U.S. GAAP reconciliation

99.3	Management's Discussion and Analysis of Financial Condition and Result of Operations for the year ended February 29, 2004

99.4	Management Information Circular of the Registrant dated May 21, 2004 issued in connection with the June 24, 2004 Annual and Special Meeting of Shareholders

99.5	Form of Proxy used in connection with the June 24, 2004 Annual and Special Meeting of Shareholders

99.6	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.7	Section 302 Certifications

99.8	Section 906 Certifications