Form 40-F
period 2004-12-31
YAMANA GOLD INC
filed 2005-03-31
CIK 1264089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004	Commission file number 001-31880

Yamana Gold Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

1041
(Primary Standard Industrial Classification Code Number (if applicable))
150 York Street, Suite 1902, Toronto, Ontario M5H 3S5, Canada (416) 815-0220
(Address and telephone number of Registrant’s principal executive offices)
Martin Pomerance, Dorsey & Whitney LLP, 250 Park Avenue, New York, New York 10177, USA (212) 415-9200
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Common Shares, no par value Common Share Purchase Warrants	Name of each exchange on which registered American Stock Exchange, Toronto Stock Exchange American Stock Exchange, Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒Annual information form   ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2004, 122,286,716 Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes: 82-____________	☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes:	☐ No

CONTROLS AND PROCEDURES

The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as of December 31, 2004 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2004, there were no changes in the Registrant's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting (as defined in Rules13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

AUDIT COMMITTEE FINANCIAL EXPERT

Victor Bradley serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Bradley satisfies the criteria for a audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Mr. Bradley as an audit committee financial expert does not make Mr. Bradley an "expert" for any purpose, impose any duties, obligations or liability on Mr. Bradley that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant’s code of ethics is available without charge, upon request made to the Treasurer at 150 York Street, Suite 1902, Toronto, Ontario M5H 3S5, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees payable to the Registrant’s independent auditor, Deloitte & Touche LLP, for the years ended December 31 2004, and February 29, 2004, totaled Cdn. $280,400 and Cdn. $410,630, respectively, as detailed in the following table:

	Year ended December 31, 2004	Year ended February 29, 2004

Audit Fees	Cdn. $271,900	Cdn. $392,930
Audit Related Fees	Cdn. $8,500	Cdn. $17,700
Tax Fees	-	-
All Other Fees	-	-

TOTAL	Cdn. $280,400	Cdn. $410,630

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

Audit-Related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the "audit fees" category above. These services included internal control reviews, transaction due diligence and other services related to acquisitions and dispositions.

Tax Fees

None.

All Other Fees

None.

Pre-Approval Policies and Procedures

The Registrant's audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant's management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant's senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee's charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2004, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant's financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant has entered into a operating lease commitments requiring future minimum annual lease payments as follows:

Year	2005	2006	2007	2008	2009

Office leases	$333	$298	$261	$148	$-
Fazenda Brasileiro operating and service contracts	3,161	515	-	-	-
Fazenda Nova operating and service contracts	2,736	2,481	618	-	-
Chapada construction service contracts	26,999	1,883	-	-	-
São Francisco construction service contracts	13,707	-	-	-	-
Total	$46,936	$5,177	$879	$148	$-

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

By:	/s/ Peter Marrone
Peter Marrone
President and Chief Executive Officer
Date: March 31, 2005

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 28, 2005
99.2	Management's Discussion and Analysis for fiscal 2004
99.3	Audited financial statements of the Registrant, and the notes thereto for fiscal 2004 together with the report of the auditors thereon, including a U.S. GAAP reconciliation
99.4	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants
99.5	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002