Form 40-F/A
period 2004-12-31
YAMANA GOLD INC
filed 2005-08-08
CIK 1264089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F/A

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITITES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004	Commission File Number: 001-31880

Yamana Gold Inc.
(Exact name of registrant as specified in its charter)

Not Applicable (Translation of Registrant's name into English (if applicable))	Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (I.R.S. Employer Identification Number (if applicable))

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

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value Common Share Purchase Warrants	Name of each exchange on which registered American Stock Exchange, Toronto Stock Exchange American Stock Exchange, Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

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

[X]  Yes            [  ]  No

EXPLANATORY NOTE

        This Form 40-F/A amends the Annual Report on Form 40-F for the year ended December 31, 2004, filed on March 31, 2005 (the “Original Filing”). Yamana has filed this Form 40-F/A in order to improve the legibility of its financial statements and management’s discussion and analysis of operations and financial condition. This 40-F/A does not update any results or information from that contained in the Original Filing. Accordingly, you should read this Form 40-F/A together with the Original Filing and other documents that we have filed with the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”) subsequent to the date of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in this Form 40-F/A.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

YAMANA GOLD INC. /s/ Peter Marrone Peter Marrone President and Chief Executive Officer

Date: August 5, 2005

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

99.1	Audited financial statements of the Registrant, and the notes thereto for fiscal 2004 together with the report of the auditors thereon, including a U.S. GAAP reconciliation

99.2	Management’s Discussion and Analysis for fiscal 2004

99.3	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002