Form 40-F
period 2005-12-31
YAMANA GOLD INC
filed 2006-03-31
CIK 1264089

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

(Check one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	Commission file number:
December 31, 2005	001-31880

YAMANA GOLD INC.
(Exact name of Registrant as specified in its charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant's name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))
1041
(Primary Standard Industrial Classification Code Number (if applicable))
150 York Street, Suite 1902 Toronto, Ontario M5H 3S5, Canada (416) 815-0220	Martin Pomerance, Dorsey & Whitney LLP 250 Park Avenue, New York, New York 10177, USA (212) 415-9200
(Address and telephone number of Registrant's principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	American Stock Exchange, Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form                    ☒ Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
 As at December 31, 2005, 191,341,932 Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes: 82-                                     ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes            ☐ No

CONTROLS AND PROCEDURES

        As of the end of the registrant's fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

        It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

        During the fiscal year ended December 31, 2005, there were no changes in the Registrant's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting (as defined in Rules13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

AUDIT COMMITTEE FINANCIAL EXPERT

        Victor Bradley serves as a member of the audit committee of the Registrant's Board of Directors. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Bradley satisfies the criteria for a audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Mr. Bradley as an audit committee financial expert does not make Mr. Bradley an "expert" for any purpose, impose any duties, obligations or liability on Mr. Bradley that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant's code of ethics is available without charge, upon request made to the General Counsel at 150 York Street, Suite 1902, Toronto, Ontario M5H 3S5, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees payable to the Registrant's independent auditor, Deloitte & Touche LLP, for the years ended December 31 2005 and 2004, totaled Cdn. $509,640 and Cdn. $275,400, respectively, as detailed in the following table:

	Year ended December 31, 2005	Year ended December 31, 2004
Audit Fees	Cdn. $509,640	Cdn. $266,900
Audit Related Fees	Cdn. $ —	Cdn. $8,500
Tax Fees	Cdn. $ —	—
All Other Fees	Cdn. $ —	—
TOTAL	Cdn. $509,640	Cdn. $275,400

Audit Fees

        These audit fees were for professional services rendered for the audits of the Registrant's consolidated financial statements, review of interim financial statements included in the Registrant's quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Commission and Canadian securities regulatory authorities.

Audit-Related Fees

        None.

Tax Fees

        None.

All Other Fees

        None.

Pre-Approval Policies and Procedures

        The Registrant's audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant's management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant's senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee's charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2005, the de minimus exception to pre-approval provisions was not utilized.

OFF-BALANCE SHEET ARRANGEMENTS

        During 2005 the Registrant entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. This copper economic hedging program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007. The program includes long call options at an average strike price of approximately $1.67 per pound of copper. No cash has been paid for the call options as the price has been deducted from the hedge price, providing a net hedge price of $1.27 per pound. The program will not be accounted as a hedge under accounting rules and accordingly the value of the derivatives will be mark-to market at each period end and accounted for as an unrealized gain or loss in the statement of earnings.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The Registrant has entered into commitments requiring future minimum payments as follows:

Year	2006	2007	2008	2009	2010
(in thousands of US dollars)
Office leases	$375	$402	$274	$274	$274
Fazenda Brasileiro operating and service contracts	4,301	399	—	—	—
Fazenda Nova operating and service contracts	3,105	718	—	—	—
Chapada construction service contracts	49,417	1,320	289	—	—
São Francisco construction service contracts	2,936	—	—	—	—
Notes payable (principal and interest)	—	8,651	3,294	3,285	103,276

Total	$60,134	$11,490	$3,857	$3,559	$103,550

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

YAMANA GOLD INC.

/s/ PETER MARRONE Peter Marrone President and Chief Executive Officer

Date: March 31, 2006

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 20, 2006
99.2
Audited financial statements of the Registrant, and the notes thereto for fiscal 2005 together with the report of the auditors thereon, including a U.S. GAAP reconciliation (incorporated by reference from the Registrant's 6-K filed on March 31, 2006)
99.3	Management's Discussion and Analysis for fiscal 2005 (incorporated by reference from the Registrant's 6-K filed on March 31, 2006)
99.4	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants
99.5	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

CONTROLS AND PROCEDURES
INTERNAL CONTROLS OVER FINANCIAL REPORTING
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX