Form 40-F/A
period 2005-12-31
YAMANA GOLD INC
filed 2007-01-19
CIK 1264089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1 to
FORM 40-F

(Check one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	Commission file number:
December 31, 2005	001-31880

YAMANA GOLD INC.
(Exact name of Registrant as specified in its charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant's name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))
1041
(Primary Standard Industrial Classification Code Number (if applicable))
150 York Street, Suite 1102 Toronto, Ontario M5H 3S5, Canada (416) 815-0220	Martin Pomerance, Dorsey & Whitney LLP 250 Park Avenue, New York, New York 10177, USA (212) 415-9200
(Address and telephone number of Registrant's principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange, Toronto Stock Exchange

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

☒ Yes            ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 40-F for the period ended December 31, 2005 is being filed to attach the Registrant’s Management’s Discussion and Analysis and audited financial statements, and the notes thereto for fiscal 2005 together with the report of the auditors thereon, including a U.S. GAAP reconciliation, which had previously been incorporated by reference from the Registrant's 6-K filed on March 31, 2006. The financial statements have not been amended or changed in any way.

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

YAMANA GOLD INC.

/s/ PETER MARRONE Peter Marrone President and Chief Executive Officer

Date:  January 19, 2007

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1*	Annual Information Form dated March 20, 2006
99.2
Management’s Discussion and Analysis for fiscal 2005 and the audited financial statements of the Registrant, and the notes thereto for fiscal 2005 together with the report of the auditors thereon, including a U.S. GAAP reconciliation
99.3	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

_________________

* previously filed