Form 40-F
period 2006-12-31
YAMANA GOLD INC
filed 2007-04-02
CIK 1264089

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-31880

YAMANA GOLD INC.
(Exact name of registrant as specified in its charter)

Canada	1041	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

150 York Street
Suite 1102
Toronto, ON
M5H 3S5
(416) 815-0220
(Address and telephone number of registrant’s principal executive offices)

Martin Pomerance, Dorsey & Whitney LLP
250 Park Avenue,
New York, New York 10177, USA
(212) 415-9200
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	New York Stock Exchange
Toronto Stock Exchange
London Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2006
Common shares, no par value	344,595,212

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.   ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.          ☒ Yes ☐ No

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as of the end of the period covered by the report, under the supervision and with the participation of the Registrant’s management, including the Registrant’s President/Chief Executive Officer and Vice President Finance/Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”).  Based on that evaluation, the President/Chief Executive Officer and Vice President Finance/Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms and is accumulated and communicated to the Registrant’s management, including its President/Chief Executive Officer and Vice President Finance/Chief Financial Officer, as appropriate, to allow timely disclosure regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Registrant is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Registrant’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Registrant’s management and board of directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Registrant; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Registrant; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Registrant’s financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, Yamana’s CEO and CFO have determined that, as of December 31, 2006, the Company’s internal control over financial reporting is effective and have certified Yamana’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, independent registered chartered accountants, who also audited the Company’s consolidated financial statements. Deloitte & Touche LLP’s attestation report on management’s assessment of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006 is included herein.

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Management excluded from its assessment the internal control over financial reporting at RNC Gold Inc., Desert Sun Mining Corp. and Viceroy Explorations Ltd., which were acquired on February 28, 2006, April 5, 2006 and October 13, 2006, respectively, and whose financial statements respectively constitute 2.4%, 36.6%, and 29.5% and 2.6%, 35.4% and 31.5% of net and total assets, 22%, 22.7% and 0% percent of revenues, and 4.8%, 0% and

3.7% percent of net income (loss) of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

AUDIT COMMITTEE FINANCIAL EXPERT

Victor Bradley serves as a member of the audit committee of the Registrant’s Board of Directors.  The Board of Directors has reviewed the definition of  “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Victor Bradley satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that the designation of Victor Bradley as an audit committee financial expert does not make Victor Bradley an “expert” for any purpose, impose any duties, obligations or liability on Victor Bradley that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees payable to the Registrant’s independent auditor, Deloitte & Touche LLP, for the years ended December 31 2005 and 2006, totaled Cdn. $508,600 and Cdn. $1,836,510, respectively, as detailed in the following table:

	Year ended December 31, 2006		Year ended December 31, 2005
Audit Fees	Cdn.	$1,836,510	Cdn.	$508,600
Audit Related Fees	Cdn.	$—	Cdn.	$—
Tax Fees	Cdn.	$—	Cdn.	$—
All Other Fees	Cdn.	$—	Cdn.	$—
TOTAL	Cdn.	$1,836,510	Cdn.	$508,600

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

Audit-Related Fees

None.

Tax Fees

None.

All Other Fees

None.

Pre-Approval Policies and Procedures

The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-

audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant’s management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2006, the de minimus exception to pre-approval provisions was not utilized.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant’s code of ethics is available without charge, upon request made to the General Counsel at 150 York Street, Suite 1102, Toronto, Ontario M5H 3S5, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 78 of the Registrant’s Annual Information Form, which is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant has entered into commitments requiring future minimum payments as follows:

Year	2007	2008	2009	2010	2011 and thereafter
Mine operating and service contracts:
Fazenda Brasileiro	$3,120	$476	$20	$—	$—
Fazenda Nova	6,788	2,512	1,736	723	—
Chapada	13,223	6,836	2,675	—	—
São Francisco	8,767	948	392	392	1,569
Jacobina	18,642	3,622	189	—	—
Gualcamayo	7,122	99	—	—	—
Other	1,921	521	520	520	157
	$59,583	$15,014	$5,532	$1,635	$1,726

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

YAMANA GOLD INC.

/s/ Peter Marrone
Peter Marrone
President and Chief Executive Officer

Date: March 30, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Consent of Deloitte & Touche LLP

99.5	Consent of C. Arnold

99.6	Consent of E. Cintra

99.7	Consent of R. Simpson

99.8	Consent of M. Hester

99.9	Consent of L. Cochrane

99.10	Consent of C. Guzman

99.11	Consent of K. Kolin

99.12	Consent of R. MacFarlane

99.13	Consent of R. Oliver

99.14	Consent of V. Spring

99.15	Consent of J. Sullivan

99.16	Consent of C. Page

99.17	Consent of M. Rossi

99.18	Consent of R. Pressaco

99.19	Consent of I. Machado

99.20	Consent of M. Klohn

99.21	Consent of B. Hennessey

99.22	Consent of R. Petter

99.23	Consent of R. Mello

99.24	Consent of P. Lacombe

99.25	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

99.26	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.