Form 40-F/A
period 2006-12-31
YAMANA GOLD INC
filed 2007-08-20
CIK 1264089

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1

to

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

This Amendment No. 1 to Form 40-F for the year ended December 31, 2006 is being filed to correct the date of the auditor’s report referred to in Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

YAMANA GOLD INC.

/s/ Peter Marrone
Peter Marrone
Chairman and Chief Executive Officer

Date: August 20, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form *

99.2	Management’s Discussion and Analysis *

99.3	Annual Financial Statements *

99.4	Consent of Deloitte & Touche LLP

99.5	Consent of C. Arnold *

99.6	Consent of E. Cintra *

99.7	Consent of R. Simpson *

99.8	Consent of M. Hester *

99.9	Consent of L. Cochrane *

99.10	Consent of C. Guzman *

99.11	Consent of K. Kolin *

99.12	Consent of R. MacFarlane *

99.13	Consent of R. Oliver *

99.14	Consent of V. Spring *

99.15	Consent of J. Sullivan *

99.16	Consent of C. Page *

99.17	Consent of M. Rossi *

99.18	Consent of R. Pressaco *

99.19	Consent of I. Machado *

99.20	Consent of M. Klohn *

99.21	Consent of B. Hennessey *

99.22	Consent of R. Petter *

99.23	Consent of R. Mello *

99.24	Consent of P. Lacombe *

99.25	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

99.26	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350. *

* Previously filed