Form 40-F/A
period 2007-12-31
YAMANA GOLD INC
filed 2008-04-03
CIK 1264089

UNITED STATES

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

This Amendment No. 1 to Form 40-F for the year ended December 31, 2007 is being filed to correct a typographical error in the audit report filed as Exhibit 99.3. No other changes to the original Form 40-F including the Registrant’s financial statements have been made.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

YAMANA GOLD INC.

	By:	/s/ Peter Marrone
	Name:	Peter Marrone
	Title:	Chairman and Chief Executive Officer

Date: April 2, 2008

EXHIBITS
99.1*	Annual Information Form of the Company for the year ended December 31, 2007

99.2*	Management’s Discussion and Analysis

99.3(1)	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6(1)	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.7*	Consent of B. Nicholis

99.8*	Consent of E. Muñoz

99.9*	Consent of M. Alfaro

99.10*	Consent of J. Gonzalez

99.11*	Consent of Dr. M. Godoy

99.12*	Consent of E. Cintra

99.13*	Consent of R. Petter

99.14*	Consent of R. Mello

99.15*	Consent of K. Kolin

99.16*	Consent of M. Rossi

99.17*	Consent of M. Hester

99.18*	Consent of A. Ebrahimi

99.19*	Consent of R. Simpson

99.20*	Consent of P. de Mark

99.21*	Consent of G. Walker

99.22*	Consent of C. Moore

99.23*	Consent of G. Vos

99.24*	Consent of G. Giroux

99.25*	Consent of L. Rivera

99.26*	Consent of R. Young

__________________

* previously filed

(1)    Replaces exhibit of same description filed with the annual report on Form 40-F dated March 31, 2008.