Form 40-F
period 2009-12-31
YAMANA GOLD INC
filed 2010-04-01
CIK 1264089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐                 Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒              Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:  December 31, 2009                     Commission File number: 1-31880

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  none

For annual reports, indicate by check mark the information filed with this form:

☒     Annual Information Form                                         ☒     Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  733,411,458

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes   ☒                  No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes   ☐                  No   ☐

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

•                  unanticipated reclamation expenses,

•                  title disputes or claims,

•                  limitations on insurance coverage, and

•                  timing and possible outcome of pending litigation and labor disputes

•                  as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 included as exhibits to this annual report on Form 40-F.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars on December 31, 2009, based upon the noon spot rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.0466.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2009, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a — 15(e) and Rule 15d — 15(e) under the Exchange Act).  The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.  Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

The Company’s independent registered chartered accountants, Deloitte & Touche LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated March 2, 2010 on the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

C. Attestation report of the registered public accounting firm.  Deloitte & Touche LLP’s attestation report, “Report of Independent Registered Chartered Accountants “, accompanies the Company’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009, which are attached hereto as Exhibit 99.3.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2009.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide.  There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2009.  The Code is posted on the Company’s website at www.yamana.com.  A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F.  If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website.  Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP, independent registered chartered accountants, acted as the Company’s independent auditor for the fiscal year ended December 31, 2009.  See page 84 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 83 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1.  No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under Section 17, “Off-Balance Sheet Arrangements”, on page 46 of Exhibit 99.2, “Management’s Discussion and Analysis”, is incorporated by reference herein.  The Company does not have any relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under Section 15,  “Contractual Commitments”, on page 46 of Exhibit 99.2, “Management’s Discussion and Analysis”, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE

The Company’s annual report on Form 40-F for the Year Ended December 31, 2009 is incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-158343) and the Registration Statement on Form S-8 (Commission File No. 333-159047) of the Company.

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

Date: March 31, 2010	YAMANA GOLD INC.

	By:		/s/ Peter Marrone
		Name:	Peter Marrone
		Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2009

99.2	Management’s Discussion and Analysis for the year ended December 31, 2009

99.3	Audited annual financial statements for the fiscal year ended December 31, 2009

99.4	Certificate of Peter Marrone required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Charles Main required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Peter Marrone pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Charles Main pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.9	Consent of Renato Petter

99.10	Consent of Evandro Cintra

99.11	Consent of Enrique Munoz Gonzalez

99.12	Consent of Marco Antonio Alfaro Sironvalle

99.13	Consent of Chester M. Moore

99.14	Consent of David Sprott

99.15	Consent of Rogerio Moreno

99.16	Consent of Ronald G. Simpson

99.17	Consent of Pamela L. De Mark

99.18	Consent of Stuart Collins

99.19	Consent of Greg Walker

99.20	Consent of Julio Bruna Novillo

99.21	Consent of Robin J. Young

99.22	Consent of James L. Pearson

99.23	Consent of David W. Rennie

99.24	Consent of Normand Lecuyer

99.25	Consent of H. Delboni