Form 40-F
period 2011-12-31
YAMANA GOLD INC
filed 2012-03-30
CIK 1264089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐         Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒      Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2011	Commission File number: 1-31880

YAMANA GOLD INC.

(Exact name of Registrant as specified in its charter)

Canada	1041	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number, if applicable)	(I.R.S. Employer Identification Number, if applicable)

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3

(416) 815 0220

(Address and Telephone Number of Registrant’s principal executive office)

Meridian Gold Company

9670 Gateway Drive

Suite 200

Reno, Nevada 89521-3952

(775) 850-3777

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  none

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  745,774,300

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

Yes ☐         No ☐

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to Yamana Gold Inc. (the “Company”), information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.

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

•                                          currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar),

•                                          possible variations in ore grade or recovery rates,

•                                          changes in the Company’s hedging program,

•                                          changes in accounting policies,

•                                          changes in the Company’s corporate mineral resources,

•                                          risks related to non-core mine disposition,

•                                          changes in project parameters as plans continue to be refined,

•                                          changes in project development, construction, production and commissioning time frames,

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

•                                          unanticipated reclamation expenses,

•                                          title disputes or claims,

•                                          limitations on insurance coverage and

•                                          timing and possible outcome of pending litigation and labor disputes

•                                          as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 included as exhibits to this annual report on Form 40-F.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars on December 31, 2011, based upon the noon spot rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.017.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2011, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in

Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a—15(e) and Rule 15d—15(e) under the Exchange Act).  The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.  Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

B. Management’s annual report on internal control over financial reporting.  The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The Company’s independent registered chartered accountants, Deloitte & Touche LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated February 22, 2012 on the Company’s internal control over financial reporting.

C. Attestation report of the registered public accounting firm.  Deloitte & Touche LLP’s attestation report, “Report of Independent Registered Chartered Accountants”, accompanies the Company’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011, which are attached hereto as Exhibit 99.3.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2011.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide.  There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2011.  The Code is posted on the Company’s website at www.yamana.com.  A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F.  If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website.  Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP, independent registered chartered accountants, acted as the Company’s independent registered chartered accountant for the fiscal year ended December 31, 2011.  See page 95 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 94 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1.  No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements, and the Company does not have any relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under Section 10,  “Liquidity, Capital Resources and Contractual Commitments—Contractual Commitments”, on page 37 of Exhibit 99.2, “Management’s Discussion and Analysis”, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3.  The Company’s Audit Committee is comprised of John Begeman, Richard Graff, Patrick Mars and Carl Renzoni, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the New York Stock Exchange Listed Company Manual) and are financially literate.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE listing standards.  A summary of the significant differences can be found on the Company’s website at www.yamana.com.

INCORPORATION BY REFERENCE

The Company’s annual report on Form 40-F for the Year Ended December 31, 2011 is incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-173707) and the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300) of the Company.

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

Date: March 30, 2012	YAMANA GOLD INC.

	By:	/s/ Peter Marrone
		Name:	Peter Marrone
		Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2011

99.2	Management’s Discussion and Analysis for the year ended December 31, 2011

99.3	Audited annual financial statements for the fiscal year ended December 31, 2011

99.4	Certificate of Peter Marrone required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Charles Main required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Peter Marrone pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Charles Main pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.9	Consent of Renato Petter

99.10	Consent of Evandro Cintra

99.11	Consent of Enrique Munoz Gonzalez

99.12	Consent of Marco Antonio Alfaro Sironvalle

99.13	Consent of Chester M. Moore

99.14	Consent of Emerson Ricardo Re

99.15	Consent of Stuart Collins

99.16	Consent of Greg Walker

99.17	Consent of Julio Bruna Novillo

99.18	Consent of Robin J. Young

99.19	Consent of Raul Contreras

99.20	Consent of Guillermo Bagioli

99.21	Consent of Normand Lecuyer

99.22	Consent of H. Delboni

99.23	Consent of Kevin C. Scott

99.24	Consent of Dominique François-Bongarçon

99.25	Consent of Marcos Valencia

99.26	Consent of Sergio Brandão Silva

99.27	Consent of Marcelo Trujillo

99.28	Consent of Alvaro Vergara

99.29	Consent of Porfirio Cabaleiro Rodriguez