Form 40-F
period 2013-12-31
YAMANA GOLD INC.
filed 2014-03-28
CIK 1264089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2013	Commission File number: 1-31880
YAMANA GOLD INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)
Royal Bank Plaza, North Tower 200 Bay Street, Suite 2200 Toronto, Ontario M5J 2J3 (416) 815 0220
(Address and Telephone Number of Registrant’s principal executive office)
Meridian Gold Company 4635 Longley Lane Unit 110-4A Reno, Nevada 89502 (775) 850-3700
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 753,303,613
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
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
Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include:

•	the Company's expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects being met,

•	the impact of proposed optimizations at the Company's projects,

•	the impact of the proposed new mining law in Brazil,

•	the new tax reform bill in Mexico and the amended federal income tax statute in Argentina,

•	the impact of general business and economic conditions,

•	global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions,

•	fluctuating metal prices (such as gold, copper, silver and zinc),

•	currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar),

•	the impact of inflation,

•	possible variations in ore grade or recovery rates,

•	changes in the Company's hedging program,

•	changes in accounting policies,

•	changes in mineral resources and mineral reserves,

•	risks related to non-core mine disposition,

•	risks related to acquisitions,

•	changes in project parameters as plans continue to be refined,

•	changes in project development, construction, production and commissioning time frames,

•	risks related to joint venture operations,

•	the possibility of project cost overruns or unanticipated costs and expenses,

•	higher prices for fuel, steel, power, labor and other consumables contributing to higher costs and general risks of the mining industry,

•	failure of plant, equipment or processes to operate as anticipated,

•	unexpected changes in mine life,

•	final pricing for concentrate sales,

•	unanticipated results of future studies,

•	seasonality and unanticipated weather changes,

•	costs and timing of the development of new deposits,

•	success of exploration activities,

•	permitting time lines,

•	government regulation and the risk of government expropriation or nationalization of mining operations,

•	risks related to relying on local advisors and consultants in foreign jurisdictions,

•	environmental risks,

•	unanticipated reclamation expenses,

•	title disputes or claims,

•	limitations on insurance coverage and

•	timing and possible outcome of pending litigation and labor disputes,

•	risks related to enforcing legal rights in foreign jurisdictions,

•
as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2013 included as exhibits to this annual report on Form 40-F.

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
CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars on December 31, 2013, based upon the noon spot rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.0636.
RESOURCE AND RESERVE ESTIMATES
The Company's Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2013, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
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
B. Management's report on internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2013.
The Company's independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated February 18, 2014 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
C. Attestation report of the registered public accounting firm. Deloitte LLP's attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013, which are attached hereto as Exhibit 99.3.
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
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2013.
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
CODE OF ETHICS
The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2013. The Code is posted on the Company's website at www.yamana.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP acted as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2013. See page 94 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See page 94 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any material off-balance sheet arrangements, and the Company does not have any relationships with unconsolidated special purpose entities.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under Section 10, “Liquidity, Capital Resources and Contractual Commitments-Contractual Commitments”, on page 43 of Exhibit 99.2, “Management's Discussion and Analysis”, is incorporated by reference herein.
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
INCORPORATION BY REFERENCE
The Company's annual report on Form 40-F for the Year Ended December 31, 2013 is incorporated by reference into the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300) of the Company.

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
Date: March 28, 2014

YAMANA GOLD INC.
By:	/s/ Peter Marrone
Name: Peter Marrone
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2013
99.2	Management’s Discussion and Analysis for the year ended December 31, 2013
99.3	Audited annual financial statements for the fiscal year ended December 31, 2013
99.4	Certificate of Peter Marrone required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Charles Main required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Peter Marrone pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Charles Main pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Renato Petter
99.10	Consent of Evandro Cintra
99.11	Consent of Marco Antonio Alfaro Sironvalle
99.12	Consent of Chester M. Moore
99.13	Consent of Emerson Ricardo Re
99.14	Consent of Stuart E. Collins
99.15	Consent of Wayne W. Valliant
99.16	Consent of Robert Michaud
99.17	Consent of Robin J. Young
99.18	Consent of Javier Suazo Guzmán
99.19	Consent of Guillermo Bagioli Arce

99.20	Consent of Normand L. Lecuyer
99.21	Consent of Kevin C. Scott
99.22	Consent of Dominique François-Bongarçon
99.23	Consent of Marcos Valencia
99.24	Consent of Marcelo Trujillo
99.25	Consent of Alvaro Vergara
99.26	Consent of David Coupland
99.27	Consent of Marcelo Antonio Batelochi
99.28	Consent of Julio Bruna Novillo
99.29	Consent of Carlos Guzman
99.30	Consent of Carlos Bottinelli Otárola
99.31	Consent of Max Iribarren Parra
99.32	Consent of Sebastián Ramírez Cuadra
99.33	Consent of Ricardo Miranda Díaz
99.34	Consent of Peter Mokos
99.35	Consent of Rodney Webster
99.36	Consent of Dennis Bergen
99.37	Consent of Dafne Herreros Van Norden
99.38	Consent of William Wulftange
99.39	Consent of Enrique Munoz Gonzalez