Form 40-F
period 2014-12-31
YAMANA GOLD INC.
filed 2015-03-27
CIK 1264089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2014	Commission File number: 1-31880
YAMANA GOLD INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: **
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
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
Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects being met,

•	the impact of proposed optimizations at the Company's projects,

•	the impact of the proposed new mining law in Brazil,

•	the new tax reform bill in Mexico,

•	the amended federal income tax statute in Argentina,

•	the new Chilean tax reform package,

•	the impact of general business and economic conditions,

•	global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions,

•	fluctuating metal prices (such as gold, copper, silver and zinc),

•	currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar),

•	possible variations in ore grade or recovery rates,

•	changes in the Company's hedging program,

•	changes in accounting policies,

•	changes in mineral resources and mineral reserves,

•	risks related to non-core mine disposition,

•
expectations relating to the Osisko Acquisition, including with respect to anticipated benefits thereof and the magnitude of synergies therefrom, and the performance of the assets acquired from Osisko, and risks related to other acquisitions,

•	changes in project parameters as plans continue to be refined,

•	changes in project development, construction, production and commissioning time frames,

•	the possibility of project cost overruns or unanticipated costs and expenses,

•	higher prices for fuel, steel, power, labor and other consumables contributing to higher costs and general risks of the mining industry,

•	failure of plant, equipment or processes to operate as anticipated,

•	unexpected changes in mine life,

•	final pricing for concentrate sales,

•	unanticipated results of future studies,

•	seasonality and unanticipated weather changes,

•	costs and timing of the development of new deposits,

•	success of exploration activities,

•	permitting time lines,

•	government regulation and the risk of government expropriation or nationalization of mining operations,

•	risks related to relying on local advisors and consultants in foreign jurisdictions,

•	environmental risks,

•	unanticipated reclamation expenses,

•	risks relating to joint venture operations,

•	title disputes or claims,

•	limitations on insurance coverage and

•	timing and possible outcome of pending and outstanding litigation and labor disputes,

•	risks related to enforcing legal rights in foreign jurisdictions,

•
as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2014 included as exhibits to this annual report on Form 40-F.

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
CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars on December 31, 2014, based upon the noon spot rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.1601.
RESOURCE AND RESERVE ESTIMATES
The Company's Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2014, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
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
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.
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
Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2014.
The Company's independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated February 11, 2015 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C.     Attestation report of the registered public accounting firm. Deloitte LLP's attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014, which are attached hereto as Exhibit 99.3.
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
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2014.
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
CODE OF ETHICS
The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2014. The Code is posted on the Company's website at www.yamana.com. A copy of the Code may also be obtained by contacting the Corporate

Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP acted as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2014. See page 88 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See page 87 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
Except as noted in Note 32 - “Contractual Commitments” to the Consolidated Financial Statements for the fiscal year ended December 31, 2014, the Company does not have any material off-balance sheet arrangements, and the Company does not have any relationships with unconsolidated special purpose entities.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under Section 9, “Liquidity, Capital Resources and Contractual Commitments - Contractual Commitments”, on pages 48 and 49 of Exhibit 99.2, “Management's Discussion and Analysis”, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company's Audit Committee is comprised of John Begeman, Richard Graff, Patrick Mars, Jane Sadowsky and Carl Renzoni, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the New York Stock Exchange Listed Company Manual) and are financially literate.
CORPORATE GOVERNANCE PRACTICES
There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found on the Company's website at www.yamana.com.
INCORPORATION BY REFERENCE
The Company's annual report on Form 40-F for the Year Ended December 31, 2014 is incorporated by reference into the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300) and on Form F-10 (Commission File No. 333-202140) of the Company.

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
Date: March 27, 2015

YAMANA GOLD INC.
By:	/s/ Peter Marrone
Name: Peter Marrone
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2014
99.2	Management’s Discussion and Analysis for the year ended December 31, 2014
99.3	Audited annual financial statements for the fiscal year ended December 31, 2014
99.4	Certificate of Peter Marrone required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Charles Main required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Peter Marrone pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Charles Main pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Chester M. Moore
99.10	Consent of Stuart E. Collins
99.11	Consent of Wayne W. Valliant
99.12	Consent of Robert L. Michaud
99.13	Consent of Kevin C. Scott
99.14	Consent of Marcos Valencia A.
99.15	Consent of Carlos Bottinelli Otárola
99.16	Consent of William Wulftange
99.17	Consent of Donald Gervais