Form 40-F
YAMANA GOLD INC.
filed 2017-03-29
CIK 1264089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2016	Commission File number: 1-31880
YAMANA GOLD INC.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)
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

☒Annual Information Form     ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 947,797,596

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐       No  ☐

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to Yamana Gold Inc. (the “Company”), information contained herein constitutes forward-looking statements, including, but not limited to, any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.

Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects being met;

•
the Company’s plans to continue building on its base of significant gold production, gold development stage properties, exploration properties and land positions in Canada, Brazil, Chile, and Argentina through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas;

•	the Company’s expectations regarding the timing of construction, development and production at the Cerro Moro Project;

•	the impact of proposed optimizations at the Company's projects;

•
the effect of government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the impact of the proposed new mining law in Brazil and the Chilean tax reform package;

•	Yamana’s expectations relating to the performance of the Canadian Malartic Mine;

•	Yamana’s evaluation of various monetization opportunities for its Brio Gold holding from time to time;

•
the Company’s investments and development of infrastructure improvements to enhance community relations in the locations where it operates and the further development of the Company’s social responsibility programs;

•	the payment of any future dividends;

•	the outcome of any current or pending litigation against the Company;

•	the outcome of any current or pending tax assessments involving the Company;

•	the impact of general business and economic conditions;

•	global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions;

•	fluctuating metal prices (such as gold, copper, silver and zinc);

•	currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Canadian dollar versus the United States dollar);

•	possible variations in ore grade or recovery rates;

•	interest rates;

•	changes in the Company’s hedging program;

•	changes in accounting policies;

•	changes in mineral resources and mineral reserves;

•	changes in project parameters as plans continue to be refined;

•	risks related to acquisitions and/or dispositions;

•	changes in project development, construction, production and commissioning time frames;

•	the possibility of project cost overruns or unanticipated costs and expenses;

•	potential impairment charges;

•	higher prices for fuel, steel, power, labor and other consumables contributing to higher costs and general risks of the mining industry;

•	failure of plant, equipment or processes to operate as anticipated;

•	unexpected changes in mine life;

•	final pricing for concentrate sales;

•	unanticipated results of future studies;

•	seasonality and unanticipated weather changes;

•	costs and timing of the development of new deposits;

•	success of exploration activities;

•	permitting timelines;

•	the risk of government expropriation or nationalization of mining operations;

•	risks related to relying on local advisors and consultants in foreign jurisdictions;

•	environmental risks;

•	unanticipated reclamation expenses;

•	risks relating to joint venture operations;

•	title disputes or claims;

•	limitations on insurance coverage;

•	timing and possible outcome of pending and outstanding labor disputes;

•	risks related to enforcing legal rights in foreign jurisdictions;

•	vulnerability of information systems;

•
as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2016 included as exhibits to this annual report on Form 40-F.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars on December 30, 2016, based upon the noon spot rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.3427.

RESOURCE AND RESERVE ESTIMATES

The Company's Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2016, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

DISCLOSURE CONTROLS AND PROCEDURES

A.  Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to the Company's management, including its Chairman and Chief Executive Officer (“CEO”) and its Senior Vice President, Finance and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

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

In the Company’s annual report on Form 40-F for the year ended December 31, 2015 (the “2015 Form 40-F”), as well as its management’s discussion and analysis for the year ended December 31, 2015 and for each of the first three quarters of 2016, management of the Company concluded that the Company’s disclosure controls and procedures were effective as of the end of such periods, despite the fact that a material weakness in the Company’s internal control over financial reporting was identified that rendered the Company’s internal control over financial reporting ineffective as of such dates. The Staff of the SEC has expressed its view that the existence of such material weakness also rendered the Company’s disclosure controls and procedures ineffective as of December 31, 2015. Consequently, the Company advises that because of the previously disclosed material weakness, its disclosure controls and procedures were ineffective as of December 31, 2015 and continued to be ineffective until such material weakness was remediated as described below under “Management’s report on internal control over financial reporting”.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2016. Management excluded from this assessment the internal control over financial reporting at Mineração Riacho dos Machados Ltda, which was acquired on April 29, 2016, and whose assets constitute $53.9 million (or 1.2%) and $78.6 million (or 0.9%), respectively, of the Company’s net and total assets as of December 31, 2016, and whose results since April 29, 2016 represent $39.3 million (or 2.2%) of total revenue and $6.2 million (or 2.0%) of net loss of the Company for the year ended December 31, 2016. See page 21 of Exhibit 99.2, “Management's Discussion and Analysis”, for a discussion of this acquisition.

In the 2015 Form 40-F, management of the Company concluded that the Company had not maintained effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, because controls related to income taxes were not designed with sufficient precision to prevent or detect a potential material error in the Company’s financial information, which resulted in a reasonable possibility that a material misstatement in the Company’s financial statements related to income taxes would not have been prevented or detected on a timely basis. Therefore, management had concluded that a material weakness existed in this review control as of December 31, 2015. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified did not result in a misstatement or error in the Company’s financial statements.

In order to address the material weakness identified as of December 31, 2015, the controls related to income taxes have been re-designed as of December 31, 2016, including control narratives and all related documentation, to increase the precision to prevent or detect error. The aforementioned effort has resulted in the improvement of internal controls over income taxes. Tests have been conducted during 2016 with results indicating that the identified material weakness related to ineffective internal controls over income taxes has been remediated.

The Company's independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated February 24, 2017 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C.  Attestation report of the registered public accounting firm. Deloitte LLP's attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016, dated as of February 24, 2017 (except for Note 36, which is as of March 28, 2017), which are attached hereto as Exhibit 99.3.

D.  Changes in internal control over financial reporting. As described above under “Management’s report on internal control over financial reporting”, during the three months ended December 31, 2016, improvements have been made in the Company’s internal control over financial reporting to remediate a material weakness identified as of December 31, 2015 with respect to controls related to income taxes. These improvements have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting resulting from such material weakness. The Company has not made other changes in internal controls.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2016.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2016. The Code is posted on the Company's website at www.yamana.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2016. See page 93 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 94 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Except as noted in Note 33 - “Contractual Commitments” to the Consolidated Financial Statements for the fiscal year ended December 31, 2016, the Company does not have any material off-balance sheet arrangements, and the Company does not have any relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under Section 9, “Liquidity, Capital Resources and Contractual Commitments - Contractual Commitments”, on page 65 of Exhibit 99.2, “Management's Discussion and Analysis”, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE

The Company's annual report on Form 40-F for the Year Ended December 31, 2016 is incorporated by reference into the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300) and on Form F-10 (Commission File No. 333-202140) of the Company.

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

Date: March 28, 2017

YAMANA GOLD INC.
By:	/s/ Peter Marrone
Name: Peter Marrone
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2016
99.2	Management’s Discussion and Analysis for the year ended December 31, 2016
99.3	Audited annual financial statements for the fiscal year ended December 31, 2016
99.4	Certificate of Peter Marrone required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Jason LeBlanc required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Peter Marrone pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Jason LeBlanc pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Luiz Pignatari
99.10	Consent of Donald Gervais, P. Geo.
99.11	Consent of Sylvie Lampron, Eng.
99.12	Consent of Sergio Castro
99.13	Consent of Mauricio Prado, MAIG
99.14	Consent of Felipe Machado de Araújo
99.15	Consent of Christian Fuentes
99.16	Consent of Marcos Valencia A.
99.17	Consent of Wayne W. Valliant, P. Geo.
99.18	Consent of Robert L. Michaud, P. Eng.
99.19	Consent of William Wulftange, P. Geo.
99.20	Consent of Christian Roy, Eng.
99.21	Consent of Canadian Malartic General Partnership
99.22	Consent of Carl Pednault, Eng.
99.23	Consent of Daniel Doucet, Eng.
99.24	Consent of Stuart E. Collins, P.E.
99.25	Consent of Chester M. Moore, P. Eng.
99.26	Consent of Kevin C. Scott, P. Eng.