Form 40-F
period 2017-12-31
YAMANA GOLD INC.
filed 2018-03-29
CIK 1264089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2017	Commission File number: 1-31880
YAMANA GOLD INC.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 948,524,667

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐       No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to Yamana Gold Inc. (the “Company”), information contained herein constitutes forward-looking statements, including, but not limited to, any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects being met;

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

•	the Company’s expectations regarding the timing of construction completion and production at the Cerro Moro Project;

•	the impact of proposed optimizations at the Company’s projects;

•
the effect of government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the impact of the new mining law in Brazil and the Argentina tax reform package;

•	The Company’s expectations relating to the performance of the Canadian Malartic Mine;

•	The Company’s evaluation of various monetization opportunities for its Brio Gold Inc. holding from time to time;

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

•
the impact of general domestic and foreign business, economic and political conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions;

•	fluctuating metal prices (such as gold, copper, silver and zinc);

•	currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso, and the Canadian dollar versus the United States dollar);

•	interest rates;

•	possible variations in ore grade or recovery rates;

•	changes in the Company’s hedging program;

•	changes in accounting policies;

•	changes in mineral resources and mineral reserves;

•	risks related to acquisitions and/or dispositions;

•	changes in project parameters as plans continue to be refined;

•	changes in project development, construction;

•	production and commissioning time frames;

•	risks related to joint venture operations;

•	the possibility of project cost overruns or unanticipated costs and expenses;

•	potential impairment charges;

•
higher prices for fuel, steel, power, labor and other consumables contributing to higher costs and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated;

•	unexpected changes in mine life;

•	final pricing for concentrate sales;

•	unanticipated results of future studies;

•	seasonality and unanticipated weather changes;

•	costs and timing of the development of new deposits;

•	success of exploration activities;

•	permitting timelines;

•	environmental and government regulation and the risk of government expropriation or nationalization of mining operations;

•	risks related to relying on local advisors and consultants in foreign jurisdictions;

•	environmental risks;

•	unanticipated reclamation expenses;

•	title disputes or claims;

•	limitations on insurance coverage and timing and possible outcome of pending and outstanding labor disputes;

•	risks related to enforcing legal rights in foreign jurisdictions;

•	vulnerability of information systems;

•
as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2017 included as exhibits to this annual report on Form 40-F.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting readers in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 29, 2017, based upon the daily average exchange rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.2545.

RESOURCE AND RESERVE ESTIMATES

The Company's Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2017, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Readers are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2017.

The Company's independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated February 15, 2018 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C. Attestation report of the registered public accounting firm. Deloitte LLP's attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017, dated as of February 15, 2018, which are attached hereto as Exhibit 99.3.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2017.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (as amended from time to time, the “Code”), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2017. The Code is posted on the Company's website at www.yamana.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2017. See page 100 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 100 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Except as noted in Note 33 - “Contractual Commitments” to the Consolidated Financial Statements for the fiscal year ended December 31, 2017, the Company does not have any material off-balance sheet arrangements, and the Company does not have any relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under Section 9, “Liquidity, Capital Resources and Contractual Commitments - Contractual Commitments”, on page 43 of Exhibit 99.2, “Management's Discussion and Analysis”, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company's Audit Committee is comprised of Richard Graff, John Begeman, Andrea Bertone and Jane Sadowsky, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the New York Stock Exchange Listed Company Manual) and are financially literate.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found on the Company's website at www.yamana.com.

INCORPORATION BY REFERENCE

The Company's annual report on Form 40-F for the Year Ended December 31, 2017 is incorporated by reference into the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300) and on Form F-3D (Commission File No. 333-217016) of the Company.

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

Date: March 29, 2018

YAMANA GOLD INC.
By:	/s/ Peter Marrone
Name: Peter Marrone
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2017
99.2	Management’s Discussion and Analysis for the year ended December 31, 2017
99.3	Audited annual financial statements for the fiscal year ended December 31, 2017
99.4	Certificate of Peter Marrone required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Jason LeBlanc required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Peter Marrone pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Jason LeBlanc pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Chester Moore, P.Eng.
99.10	Consent of Hugo Miranda, ChMC (RM)
99.11	Consent of Avakash Patel, P.Eng.
99.12	Consent of Holger Krutzelmann, P.Eng.
99.13	Consent of Normand Lecuyer, P.Eng.
99.14	Consent of Donald Gervais, P. Geo.
99.15	Consent of Christian Roy, Eng.
99.16	Consent of Alain Thibault, Eng.
99.17	Consent of Carl Pednault, Eng.
99.18	Consent of Daniel Doucet, Eng.
99.19	Consent of Luiz Pignatari
99.20	Consent of Sergio Castro
99.21	Consent of Felipe Machado de Araújo
99.22	Consent of Jorge Camacho
99.23	Consent of Marcos Valencia A., FAuIMM
101	Interactive Data File