Form 40-F
period 2019-12-31
YAMANA GOLD INC.
filed 2020-03-31
CIK 1264089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2019	Commission File number: 1-31880
YAMANA GOLD INC.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)
Royal Bank Plaza, North Tower 200 Bay Street, Suite 2200 Toronto, Ontario M5J 2J3 (416) 815 0220
(Address and Telephone Number of Registrant’s principal executive office)
Meridian Gold Company 4635 Longly Lane Unit 110-4A Reno, Nevada 89502 (775) 850-3700
(Name, Address and Telephone Number of Agent for Service in the United States)
  Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Shares, no par value	AUY	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: none
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none
For annual reports, indicate by check mark the information filed with this form:
☒ Annual Information Form    ☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 950,435,244

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general domestic and foreign business, economic and political conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Canadian dollar versus the US Dollar), the impact of inflation, interest rates, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to acquisitions and/or dispositions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning timeframes, risks associated with infectious diseases, including COVID-19, nature and climatic condition risks, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, potential impairment charges, higher prices for fuel, steel, power, labor and other consumables contributing to higher costs and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, environmental and government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labor disputes, risks related to enforcing legal rights in foreign jurisdictions, vulnerability of information systems, risks related to global financial conditions, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2019 included as exhibits to this annual report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting readers in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2019, based upon the daily average exchange rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.2988.

RESOURCE AND RESERVE ESTIMATES
This annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM

Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this annual report on Form 40-F, the documents attached hereto and the documents incorporated by reference herein, may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2019.

The Company's independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated February 13, 2020 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C. Attestation report of the registered public accounting firm. Deloitte LLP's attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2019, dated as at February 13, 2020, which are attached hereto as Exhibit 99.3.

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

NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2019.

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

CODE OF ETHICS
The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (as amended from time to time, the “Code”), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2019. The Code is posted on the Company's website at www.yamana.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

 PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP acted as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2019. See page 94 of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under Section 7, “Financial Condition and Liquidity - Contractual Obligations and Commitments”, on page 34 of Exhibit 99.2, “Management's Discussion and Analysis”, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE
The Company's annual report on Form 40-F for the Year Ended December 31, 2019 is incorporated by reference into the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300), Form F-3D (Commission File No. 333-217016) of the Company and on Form F-10 (Commission File No. 333-224029).

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

Date: March 30, 2020

YAMANA GOLD INC.
By:	/s/ Daniel Racine
Name: Daniel Racine
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2019
99.2	Management’s Discussion and Analysis for the year ended December 31, 2019
99.3	Audited annual financial statements for the fiscal year ended December 31, 2019
99.4	Certificate of Daniel Racine required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Jason LeBlanc required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Daniel Racine pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Jason LeBlanc pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Reno Pressacco, M.Sc.(A)., P.Geo..
99.10	Consent of Scott C. Ladd, P.Eng.
99.11	Consent of Brenna J.Y. Scholey, P.Eng.
99.12	Consent of Jeffrey C. Martin, P.Eng.
99.13	Consent of Holger Krutzelmann, P.Eng.
99.14	Consent of Normand Lecuyer, P.Eng.
99.15	Consent of Chester M. Moore, P. Eng.
99.16	Consent of Donald Gervais, P. Geo.
99.17	Consent of Christian Roy, Eng.
99.18	Consent of Carl Pednault, Eng.
99.19	Consent of Daniel Doucet, Eng.
99.20	Consent of Sylvie Lampron, OIQ
99.21	Consent of Pascal Lehouiller, P. Geo, OGQ
99.22	Consent of Sergio Castro, ChMC (RM)
99.23	Consent of Dominic Chartier, P.Geo
99.24	Consent of Esteban Chacon, ChMC (RM)
99.25	Consent of Renan Garcia Lopes, MAusIMM CP(Geo)
99.26	Consent of Sébastien Bernier, P. Geo.
101	Interactive Data File