Form 40-F
period 2021-12-31
YAMANA GOLD INC.
filed 2022-03-28
CIK 1264089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2021	Commission File number: 1-31880
YAMANA GOLD INC.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 959,805,965

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
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

Auditor Firm Id:	Auditor Name:	Auditor Location:
1208	Deloitte LLP	Toronto, Canada

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian and United Kingdom securities legislation. Except for statements of historical fact relating to the Company (as defined herein), information contained herein constitutes forward-looking statements, including, but not limited to, any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this annual report on Form 40-F and the documents incorporated herein includes, without limitation, statements with respect to: the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met; the Company’s plans to continue building on its base of significant gold and silver production, development-stage properties, exploration properties and land positions in Canada, Brazil, Chile, and Argentina through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas; the Company’s expectations relating to the performance of its mineral properties; the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below); the timing and amount of estimated future production; the estimation of the life of mine of the Company’s projects; the timing and amount of estimated future capital and operating costs; the costs and timing of exploration and development activities; the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments; expectations regarding the effects of COVID-19; the impact of proposed optimizations at the Company’s projects; the effect of government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits; the Company’s investments and development of infrastructure improvements to enhance community relations in the locations where it operates and the further development of the Company’s social responsibility programs; future purchases of common shares of the Company under its NCIB (as defined herein); the payment of any future dividends; expectations regarding HSSD (as defined herein) performance; and the Company’s goals and targets set out in its climate strategy.

Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general domestic and foreign business, economic and political conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso, and the Canadian dollar versus the United States dollar), interest rates, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Reserves (as defined herein) and Mineral Resources (as defined herein), risks related to acquisitions and/or dispositions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, higher prices for fuel, steel, power, labor and other consumables contributing to higher costs, risks associated with infectious diseases, including COVID-19, nature and climatic condition risks, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, potential impairment charges, and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, environmental and government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labor disputes, risks related to enforcing legal rights in foreign jurisdictions, vulnerability of information systems including cyber attacks and risks related to global financial conditions, as well as those risk factors discussed or referred in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2021 included as exhibits to this annual report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2021, based upon the daily average exchange rate as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.2678.

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

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Executive Officer (“CEO”) and its Senior Vice President, Finance and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2021.

The Company's independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated February 17, 2022 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C. Attestation report of the registered public accounting firm. Deloitte LLP's attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021, dated as at February 17, 2022, which are attached hereto as Exhibit 99.3.

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

NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.

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

CODE OF ETHICS
The Board has adopted a written code of ethics entitled, “Code of Conduct” (as amended from time to time, the “Code”), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2021. The Code is posted on the Company's website at www.yamana.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

 PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP acted as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2021. See page [110] of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See page [109] of the Company's Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

 OFF-BALANCE SHEET ARRANGEMENTS
The Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under Section 8, “Financial Condition and Liquidity - Contractual Obligations and Commitments”, on page 60 of Exhibit 99.2, “Management's Discussion and Analysis”, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE
The Company's annual report on Form 40-F for the Year Ended December 31, 2021 is incorporated by reference into the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300), Form F-3D (Commission File No. 333-217016) and on Form F-10 (Commission File No. 333-237728) of the Company.

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

Date: March 28, 2022

YAMANA GOLD INC.
By:	/s/ Daniel Racine
Name: Daniel Racine
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management’s Discussion and Analysis for the year ended December 31, 2021
99.3	Audited annual financial statements for the fiscal year ended December 31, 2021
99.4	Certificate of Daniel Racine required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Jason LeBlanc required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Daniel Racine pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Jason LeBlanc pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Eduardo de Souza Soares, MAusIMM CP (Min),
99.10	Consent of Renan Garcia Lopes, MAusIMM CP (Geo)
99.11	Consent of Henry Marsden, P.Geo.
99.12	Consent of Carlos Iturralde, P.Eng.
99.13	Consent of Luis Vasquez, P.Eng.
99.14	Consent of Sébastien Bernier, P.Geo,
99.15	Consent of Sergio Castro, Registered Member, Chilean Mining Commission
99.16	Consent of Marco Velásquez Corrales, Registered Member, Chilean Mining Commission
99.17	Consent of Pascal Lehouiller, P.Geo.
99.18	Consent of Guy Gagnon, Eng.
99.19	Consent of Sylvie Lampron, Eng.
99.20	Consent of Nicole Houle, P.Geo
99.21	Consent of François Bouchard, P.Geo.
99.22	Consent of Jimmy Avendaño Gonzalez, Registered Member of the Chilean Mining Commission
99.23	Luiz Carlos Damasceno dos Santos, MAusIMM CP (Geo)
101	Interactive Data File (formatted as Inline XBRL).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).